Exhibit 12.2

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(In thousands of Mexican pesos)

	March 31, 2015	March 31, 2016
IFRS
Fixed Charges:
Interest capitalized in fixed assets	1,647,838	1,220,654
Interest expense	33,624,115	20,220,098
Amortization premiums related to indebtedness	(828,889)	(1,235,913)
Estimate of the interest within rental expense	60,239	122,221

Total Fixed Charges	34,503,303	20,327,060

Net income (loss)	(100,546,286)	(62,012,514)
Hydrocarbon Income Tax (IRP)	—	—
Income Tax and Others	1,950,098	341,210
Profit sharing in subsidiaries and affiliates (income from equity investees)	(39,299)	215,050

Pretax income from continuing operations before income from equity investees	(98,635,487)	(61,456,254)
Fixed Charges:	34,503,303	20,327,060
Amortization of interest capitalized	65,914	48,826
Distributed income of investment shares	—	—
Interest capitalized in fixed assets	(1,647,838)	(1,220,654)

Earnings	(65,714,108)	(42,301,022)

Amount by which fixed charges exceed earnings	100,217,411	62,628,082
Ratio of earnings to fixed charges	—	—